Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 3, 2022

To Prospectus dated February 28, 2020

Registration Statement No. 333-236787

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

$500 million 2.125% Notes due 2024

$750 million 2.625% Notes due 2027

$750 million 3.000% Notes due 2032

Summary of Terms

Issuer:	Mondelēz International, Inc.

Description of Securities:

$500 million 2.125% Notes due 2024 (the “2024 Notes”)

$750 million 2.625% Notes due 2027 (the “2027 Notes”)

$750 million 3.000% Notes due 2032 (the “2032 Notes” and together with the 2024 Notes and the 2027 Notes, the “Notes”)

Trade Date:	March 3, 2022

Settlement Date:	March 17, 2022 (T+10)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about March 17, 2022, which will be the tenth business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the Prospectus Supplement dated March 3, 2022, will be required, because the Notes initially will settle within ten business days (T+10) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to March 17, 2022 should consult their advisors.

Maturity Date:	March 17, 2024 for the 2024 Notes March 17, 2027 for the 2027 Notes March 17, 2032 for the 2032 Notes

Issue Price (Price to Public):	99.761% for the 2024 Notes 99.744% for the 2027 Notes 99.265% for the 2032 Notes

Benchmark Treasury:	2024 Notes: 1.500% due 2024 2027 Notes: 1.875% due 2027 2032 Notes: 1.875% due 2032

Benchmark Treasury Price / Yield:	2024 Notes: 99-29 / 1.548% 2027 Notes: 100-19 / 1.750% 2032 Notes: 100-05+ / 1.856%

Spread to Benchmark Treasury:	2024 Notes: +70 bps 2027 Notes: +93 bps 2032 Notes: +123 bps

Yield to Maturity:	2024 Notes: 2.248% 2027 Notes: 2.680% 2032 Notes: 3.086%

Coupon:	2024 Notes: 2.125% 2027 Notes: 2.625% 2032 Notes: 3.000%

Interest Payment Dates:

2024 Notes: Semi-annually on March 17 and September 17 of each year, commencing September 17, 2022.

2027 Notes: Semi-annually on March 17 and September 17 of each year, commencing September 17, 2022.

2032 Notes: Semi-annually on March 17 and September 17 of each year, commencing September 17, 2022.

Day Count Convention:	30/360

Optional Redemption:

2024 Notes: Prior to March 17, 2024, the greater of par and make-whole at Treasury plus 12.5 basis points, plus accrued and unpaid interest to the date of redemption.

2027 Notes: Prior to February 17, 2027, the greater of par and make-whole at Treasury plus 15 basis points, plus accrued and unpaid interest to the date of redemption. On or after February 17, 2027, at par, plus accrued and unpaid interest to the date of redemption.

2032 Notes: Prior to December 31, 2031, the greater of par and make-whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after December 17, 2031, at par, plus accrued and unpaid interest to the date of redemption.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2024 Notes: 609207 AZ8 / US609207AZ81 2027 Notes: 609207 BA2 / US609207BA22 2032 Notes: 609207 BB0 / US609207BB05

Other Information

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baal S&P: BBB

Underwriters:

Joint Book-Running Managers:

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

SG Americas Securities, LLC

BBVA Securities Inc.

Morgan Stanley & Co. LLC

Senior Co-Managers:

Intesa Sanpaolo S.p.A.

Commerz Markets LLC

Standard Chartered Bank

Rabo Securities USA, Inc.

ING Financial Markets LLC

Westpac Capital Markets LLC

Co-Managers:

Academy Securities, Inc.

Loop Capital Markets LLC

C.L. King & Associates, Inc.

Bancroft Capital, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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No PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the EEA. No UK PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the UK.

This pricing term sheet supplements, and should be read in conjunction with, Mondelēz International, Inc.’s Preliminary Prospectus Supplement dated March 3, 2022 and the accompanying Base Prospectus dated February 28, 2020 and the documents incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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